EFS Solutions

Barclays Trailblazer

Sectors 5 Index

Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

Barclays Trailblazer Sectors 5 Index

Introduction

The Barclays Trailblazer Sectors 5 Index (the “Index”) is a member of the Barclays Trailblazer family of indices, which are based on the principles of Modern Portfolio Theory developed by American economist Dr. Harry Markowitz. The Index tracks a dynamic notional portfolio selected from a universe of exchange-traded funds that provide exposure to US equity sectors and fixed-income assets (each, an “Index Component” and collectively, the “Index Components”) and cash, while targeting a volatility of 5%. On a daily basis, the notional financing cost described below is deducted from each Index Component and an index fee of 0.50% per annum is deducted from the Index.

Each US equity sector is represented by an exchange- traded fund that invests primarily in equity securities of companies in the relevant sector, and the fixed-income assets are represented by three exchange-traded funds that invest primarily in high-yield corporate bond securities of U.S. companies, long-duration Treasury bonds issued by the US government or investment-grade mortgage-backed pass-through securities issued and/or guaranteed by US government agencies, as described under “What Assets are included in the universe of eligible Index Components?” below.

The Index relies on exposure to an “Index Portfolio,” a hypothetical investment portfolio of Index Components and cash used to calculate the return of the Index. The Index Portfolio remains unchanged as long as no rebalance has been triggered. After a rebalance the Index Portfolio will consist of the Rebalance Portfolio (as defined under “How are the Optimized Portfolio and the Rebalance Portfolio determined?”) and, if the aggregate weight of the Rebalance Portfolio does not equal 100%, a cash position that will earn no return. The Index Portfolio is not rebalanced according to a predetermined schedule. Instead, the Index Portfolio is monitored daily and rebalanced only when a rebalancing has been triggered, as described in more detail under “When is the Index Portfolio rebalanced?”.

In addition to targeting a 5% volatility level in the rebalancing process, the Index also dynamically adjusts its notional exposure to the Index Portfolio in an attempt to maintain a volatility level for the Index approximately equal to 5%, subject to a maximum exposure of 150% and a minimum exposure of 0%. We refer to the notional exposure that the Index has to the performance of the Index Portfolio as the “Capped Participation.” If the Capped Participation is less than 100%, the difference will be notionally uninvested and will earn no return. For more details, see “How is the Capped Participation calculated?” below.

The Index is an excess return index. Accordingly, each Index Component is calculated on an excess return basis, which means that the value of each Index Component for purposes of the Index reflects the reinvestment of distributions and the deduction of a notional financing cost equal to the Cash Rate.

The “Cash Rate” accrues at the rate equal to the ICE LIBOR USD 3 Month rate. On a daily basis, in additional to the notional financing cost described above, an index fee of 0.50% per annum is deducted from the Index.

Key features of the Index include:

•        The Index utilizes the principles of Modern Portfolio Theory to select a dynamic notional portfolio from a universe of US equity sectors and fixed-income assets.

•        The Index is an “excess return” index, which means that it reflects the weighted performance of the components comprising the Index, excluding a notional financing cost that accrues daily at a rate equal to the ICE LIBOR USD 3 Month Rate (the “Cash Rate”).

•        The level of the Index incorporates a fee of 0.50% per annum.

•        The Index attempts to manage volatility risk below a specified fixed volatility level of 5%.

•        The level of the Index is published daily on the Barclays index website www.barclays.com/indices and on Bloomberg under the ticker BXIITBZ5.

Key considerations for the Index include:

•        The rationale of the Index may prove to be unsuccessful.  Specifically, a notional investment (meaning a theoretical synthetic investment as measured by the methodology of the Index) in a portfolio of US sectors and fixed income, as selected by the Index, may not increase or may not perform better than notional investments in a portfolio of US sectors and fixed income selected according to a different rationale.

•        The Capped Participation feature of the Index may not achieve its intended objectives of keeping the target volatility level for the Index approximately equal to 5%.

•        The Index has limited actual history and may perform in an unanticipated manner.

•        The Index involves periodical rebalancing and fixed weighting of the selected index components which may not prove to be the optimal weighting given current market conditions.

•        Changes in the values of the constituent index components of the Index may offset each other.

•        As noted above, the daily level of the Index reflects the deduction of a fee of 0.50% per annum. Because of this fee, the value of the Index will be less than the value of a hypothetical, identically constituted synthetic portfolio from which no such fee is deducted.

•        The performance of the Index will be subject to risks associated with investments in exchange-traded funds and with investments in the US sectors and fixed- income assets that are represented by the components of the Index at any given time.

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How is Modern Portfolio Theory used in the Index?

The portfolio tracked by the Index is determined by in part drawing upon certain concepts from the Modern Portfolio Theory approach to asset allocation. Generally, Modern Portfolio Theory holds that an optimal investment portfolio is one that maximizes expected return for any given level of risk, where “risk” is measured by the expected volatility of the portfolio. The Index draws upon these ideas, in some cases with modifications, by seeking to track a portfolio constructed from the Index Components that is determined to have the highest expected return, subject to certain weighting constraints and other conditions described below, without the portfolio exceeding its target volatility level of 5%.

Modern Portfolio Theory prescribes a method for constructing an optimal investment portfolio assuming that the expected returns and risk of the available assets, and the expected degree of correlation among their returns, are known, but Modern Portfolio Theory does not prescribe how to determine expected returns, risk or correlation. Therefore, any investment methodology that seeks to implement concepts drawn from Modern Portfolio Theory must employ its own method of determining expected returns, risk and correlation.

The expected risk (i.e., volatility) of a portfolio depends on the expected volatility of each of the assets included in that portfolio and on the expected degree of correlation among the returns of those assets. Therefore, to determine the expected volatility of any portfolio, the Index requires measures of both the expected volatility of each Index Component and the expected degrees of correlation among their returns. The Index approximates the expected volatility of the Index Components, and the expected degree of correlation among their returns, by referencing historical volatility and correlation. These historical measures are based on the daily returns of the Index Components and are determined using calculations that give greater weight to more recent returns, as described under “What is Volatility and Correlation? How are Index Component Volatility and Correlation calculated?” below.

The expected return of any portfolio reflects the expected returns of the assets that make up that portfolio and can be calculated as the weighted average of the expected returns of those assets. Therefore, the Index also requires a measurement of the expected returns of the Index Components in order to determine the expected return of any portfolio constructed from the Index Components.

For this purpose, the Index operates under the assumption that taking on greater risk (i.e., volatility) provides for potentially greater returns than taking on less risk. Specifically, the Index assumes that there is a relationship between expected volatility and expected returns and that this relationship is constant over time and is the same for each of the Index Components. In other words, the Index assumes that the risk-adjusted returns of the Index Components are the same. By assuming a direct relationship between expected volatility and expected return, the Index is able to use expected volatility as a proxy for expected return. For this purpose, the Index approximates the expected volatility of the Index Components by referencing historical volatility.

Accordingly, for purposes of the Index, and given the assumptions described above, the portfolio with the highest expected return that satisfies the relevant constraints will be the portfolio with the highest weighted-average Index Component volatility (because volatility is used as a proxy for expected return), without the Portfolio Volatility of that portfolio exceeding the target volatility level of 5%. For more details, see “How is the Portfolio Volatility calculated?” below.

When is the Index Portfolio rebalanced?

A rebalancing will be triggered and the Index will be rebalanced if the composition of the Index Portfolio is not within specified tolerances of the composition of the Optimized Portfolio (as described under “How are the Optimized Portfolio and the Rebalance Portfolio determined?”) or if the volatility of the Index Portfolio or any Index Component falls outside specified parameters.

More specifically, the Index will be rebalanced if any of the following occurs:

•        the sum of the effective weights of the Index Components representing US equity sectors in the Index Portfolio is above or below the sum of the weights of those Index Components in the Optimized Portfolio by 10% or more;

•        the sum of the effective weights of the Index Components representing fixed-income assets in the Index Portfolio is above or below the sum of the weights of those Index Components in the Optimized Portfolio by 10% or more;

•        the Portfolio Volatility (as defined below) of the Index Portfolio is above a volatility level of 5% by more than 1%; or

•        either of the Index Component Volatility Measures of any Index Component is more than 5% above or below the corresponding Index Component Volatility of that Index Component on the day on which the Index was last rebalanced, as described under “What is Volatility and Correlation? How are Index Component Volatility and Correlation calculated?” below.

How are the Optimized Portfolio and the Rebalance Portfolio determined?

The Optimized Portfolio and the Rebalance Portfolio are determined on the same basis, except that the Rebalance Portfolio includes an additional constraint to prevent an increase or decrease of more than 25% in the weight of any Index Component in connection with a rebalancing:

•        the “Optimized Portfolio” is the portfolio constructed from the Index Components that is determined to have the highest expected return, without the Portfolio Volatility of that portfolio exceeding a target volatility level of 5%, where the weight of each Index Component and the aggregate weight of that portfolio are each greater than or equal to 0% and less than or equal to 100%; and

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•        the “Rebalance Portfolio” is, like the Optimized Portfolio, the portfolio constructed from the Index Components that is determined to have the highest expected return, without the Portfolio Volatility of that portfolio exceeding a target volatility level of 5%, where the weight of each Index Component and the aggregate weight of that portfolio are each greater than or equal to 0% and less than or equal to 100%, but with the further constraint that the weight of each Index Component in the Rebalance Portfolio must be within 25% of the effective weight of that Index Component.

The expected return of any portfolio reflects the expected returns of the assets that make up that portfolio and can be calculated as the weighted average of the expected returns of those assets. As described above (Under “How is Modern Portfolio Theory used in the Index?”), the Index uses expected volatility as a proxy for expected return, and the Index approximates the expected volatility of the Index Components by referencing historical volatility.

Accordingly, for purposes of the Index, and given the assumptions described above, the portfolio with the highest expected return that satisfies the relevant constraints will be the portfolio with the highest weighted-average Index Component volatility (because volatility is used as a proxy for expected return), without the Portfolio Volatility of that portfolio exceeding a target volatility level of 5%. The weighted-average volatility of the Index Components in any given portfolio is calculated as the sum of the products, for each Index Component, of (i) the weight of that Index Component in that portfolio and (ii) the greater of the Index Component Volatility Measures of that Index Component, as described under “What is Volatility and Correlation? How are Index Component Volatility and Correlation calculated?” below.

What is Volatility and Correlation? How are Index Component Volatility and Correlation calculated?

Volatility is a statistical measure of the degree of movement of the price or level of an asset over a period of time and is commonly used as a tool to measure the riskiness of exposure to such an asset. For this purpose, the historical volatility of each Index Component is a statistical measurement of the degree of variability of the exponentially weighted daily returns of that Index Component over a historical period of time, and the historical correlation among the Index Components is a statistical measurement of the degree to which the exponentially weighted daily returns of the Index Components moved together during the same historical period of time and whether they moved in the same or opposite direction.

The historical volatility of an Index Component is calculated based on an exponentially weighted average of all the historical daily returns available of that Index Component. The period covering all historical daily returns available, for an Index Component, is referred to as the “Look-Back Period.” Similarly, the historical correlation of any two Index Components is calculated based on an exponentially weighted average of the products of the daily returns of those Index Components, adjusted for the volatility of each Index Component, over the shorter of the Look-Back Periods for the two Index Components.

An exponentially weighted average is a type of weighted average that gives exponentially greater weight to more recent daily returns, as illustrated in the chart below. As a result, more recent daily returns will have a greater effect on the measured historical volatility and correlation than less recent daily returns. The degree to which more recent daily returns have a greater effect than less recent daily returns is dictated by the “half-life” used in the calculation of historical volatility or correlation. For example, if the half-life is 63, in calculating the historical volatility or correlation, the aggregate weight assigned to the most recent 63 daily returns will be 50%, and the aggregate weight assigned to all prior daily returns will be 50%. In addition, the aggregate weight assigned to each subsequent group of 63 daily returns will be half of the aggregate weight assigned to the preceding group of 63 daily returns, as illustrated in the chart below.

The chart below illustrates the effect of the exponential weighting described above for a half-life of 63 over the most recent 252 daily returns, which represents the final year of the Look-Back Period. For each daily return shown, the chart indicates the percentage weight that will be given to that daily return in calculating the exponentially weighted average of the relevant Index Component’s daily returns over the Look-Back Period. For example, the most recent daily return has a weight of approximately 1.094% in calculating the exponentially weighted average. The next most recent daily return has a slightly smaller percentage weight than the percentage weight given to the most recent daily return, and each subsequent earlier daily return has a progressively smaller percentage weight. As the chart illustrates, the most recent daily returns have a significantly greater weight than less recent daily returns in determining the exponentially weighted average.

The volatility of each Index Component with half-lives of 21 and 63 and the correlation for each pair of Index Components with half-lives of 63, 126 and 252 is calculated each time the Optimized Portfolio is determined. We refer to the volatility of an Index Component calculated with respect to each half-life as an “Index Component Volatility Measure,” and we refer to the correlation of two Index Components calculated with respect to each half-life as an “Index Component Correlation Measure.”

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Portfolio Volatility

The historical volatility of a portfolio is determined based on the weight and historical volatility of each of the Index Components that make up that portfolio, as well as the degree of historical correlation among those Index Components. A portfolio with a lower degree of correlation among its assets will have a lower volatility than a portfolio with a higher degree of correlation among its assets if the volatilities and weights of the individual assets are the same. This is because the daily returns of assets with a lower degree of correlation will offset each other to a greater extent than the daily returns of assets with a higher degree of correlation, resulting in less variability in portfolio returns for a portfolio composed of assets with a lower degree of correlation and more variability in portfolio returns for a portfolio composed of assets with a higher degree of correlation.

The volatility of each relevant portfolio (e.g., the Index Portfolio and the portfolios referenced in determining whether and how the Index will be rebalanced) using each combination of Index Component Volatility Measures and Index Component Correlation Measures, resulting in six different measures of the volatility of that portfolio (each, a “Portfolio Volatility Measure”), is calculated each time the Optimized Portfolio is determined. For example, the volatility of a portfolio calculated using Index Component Volatility Measures with a half-life of 21 and Index Component Correlation Measures with a half-life of 63 represents one of the six Portfolio Volatility Measures for that portfolio. Referencing the highest of six measures of portfolio volatility allows the Index to better capture any recent increases in the volatility or correlation of the Index Components and lessen the impact of any recent decreases in the volatility or correlation of the Index Components. We refer to the highest of the Portfolio Volatility Measures of a portfolio as the “Portfolio Volatility” of that portfolio.

How is the Capped Participation calculated?

The Index adjusts its notional exposure to the Index Portfolio (also referred to as the “Capped Participation” of the Index to the Index Portfolio) in an attempt to maintain a volatility level for the Index approximately equal to a target volatility level of 5%, subject to a maximum exposure of 150% and a minimum exposure of 0%. If the Capped Participation is less than 100%, the difference will be notionally uninvested and will earn no return. For this purpose, the volatility of the Index Portfolio is calculated based on an exponentially weighted average of the daily returns of the Index Portfolio using all the historical daily returns available since the initial composition of the Index Portfolio was established, calculated with a half-life of 21 (the “Index Portfolio Volatility”).

The Index will adjust its Capped Participation only if the change in the exposure would exceed a “volatility buffer” of 10%. Accordingly, the Indicated Participation is calculated and compared to the Capped Participation. If the Indicated Participation is more than 10% above or below the Capped Participation, the Capped Participation will equal that Indicated Participation; otherwise, the Capped Participation will remain unchanged. For example, if the Capped Participation is 50%, the Index will not adjust the Capped Participation until the Indicated Participation is greater than 60% or less than 40%.

The “Indicated Participation” will equal a volatility level of 5% divided by the relevant Index Portfolio Volatility, subject to a maximum of 150% and a minimum of 0%. The Indicated Participation will be less than 100% when the relevant Index Portfolio Volatility is greater than 5% and greater than 100% (subject to a maximum of 150%) when the relevant Index Portfolio Volatility is less than 5%.

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For example, if the relevant Index Portfolio Volatility is 10%, the Indicated Participation will be 50% (5% divided by 10%). If the Indicated Participation is used as the Capped Participation, this would mean that if the Index Portfolio appreciates by 2%, the Index would appreciate only by 1%, and if the Index Portfolio depreciates by 2%, the Index would depreciate only by 1% (in each case, less the index fee). In addition, if the relevant Index Portfolio Volatility is 3%, the Indicated Participation will be 150% (5% divided by 3%, subject to the maximum of 150%). If the Indicated Participation is used as the Capped Participation, this would mean that if the Index Portfolio appreciates by 2%, the Index would appreciate by 3%, and if the Index Portfolio depreciates by 2%, the Index would depreciate by 3% (in each case, less the index fee).

What Assets are included in the universe of eligible Index Components?

As described above, the Index tracks a dynamic notional portfolio selected from a universe of exchange-traded funds that provide exposure to US equity sectors (each an “Equity Sector ETF”) and fixed-income assets (each a “Fixed Income Asset ETF”).

Each Equity Sector ETF seeks to track as its benchmark index a corresponding sector-based index (an “Equity Sector Index”), which is an S&P Select Sector Index in the case of all Equity Sector Indices except the one corresponding to the real estate sector for which the corresponding Sector Index is the Dow Jones U.S. Real Estate Index (the “Real Estate Sector Index”). Each Equity Sector Index that is an S&P Select Sector Index (a “Select Sector Index”) comprises equity securities of all companies included in the S&P 500® Index that are classified as members of a corresponding “sector” according to the Global Industry Classification Standard, or “GICS.”

Two of the GICS sectors, Information Technology and Telecommunication Services, have been combined to form the Technology Select Sector Index. The Real Estate Sector Index measures the performance of the real estate sector of the US equity market and includes companies in the following industry groups: real estate holding and development and real estate investment trusts. Each Sector Index is calculated and published by S&P Dow Jones Indices LLC.

		Bloomberg Ticker of		Bloomberg Ticker of
Equity Sector	Equity Sector Index	the Equity Sector Index	Equity Sector ETF	the Equity Sector ETF

Energy Equity Sector	Energy Select Sector Index	IXE <Index>	Energy Select Sector SPDR Fund	XLE UP Equity

Materials Equity Sector	Materials Select Sector Index	IXB <Index>	Materials Select Sector SPDR Fund	XLB UP Equity

Industrial Equity Sector	Industrial Select Sector Index	IXI <Index>	Industrial Select Sector SPDR Fund	XLI UP Equity

Consumer Discretionary Equity Sector	Consumer Discretionary Select Sector Index	IXY <Index>	Consumer Discretionary Select Sector SPDR Fund	XLY UP Equity

Consumer Staples Equity Sector	Consumer Staples Select Sector Index	IXR <Index>	Consumer Staples Select Sector SPDR Fund	XLP UP Equity

Health Care Equity Sector	Health Care Select Sector Index	IXV <Index>	Health Care Select Sector SPDR Fund	XLV UP Equity

Financial Equity Sector	Financial Select Sector Index	IXM <Index>	Financial Select Sector SPDR Fund	XLF UP Equity

Utilities Equity Sector	Utilities Select Sector Index	IXU <Index>	Utilities Select Sector SPDR Fund	XLU UP Equity

Technology Equity Sector	Technology Select Sector Index	IXT <Index>	Technology Select Sector SPDR Fund	XLK UP Equity

Real Estate Equity Sector	Dow Jones U.S. Real Estate Index	DJUSRE <Index>	iShares Dow Jones U.S. Real Estate Index Fund	IYR UP Equity

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Each Fixed Income Asset ETF seeks to track as its benchmark index a corresponding fixed-income-based index (a “Fixed Income Index”), which is a Barclays fixed-income-based index in the case of all Fixed Income Indices except the one corresponding to US high yield corporate bonds for which the corresponding Fixed Income Index is the Markit iBoxx USD Liquid High Yield Index (the “U.S. High Yield Corporate Bonds Index”).

•        The Fixed Income Index that is the Barclays U.S. 20+ Year Treasury Bond Index comprises public obligations of the US Treasury and includes publicly issued US treasury securities that have a remaining maturity of greater than 20 years, are rated investment grade (at least Baa3 by Moody’s Investors Service, Inc. or BBB- by Standard and Poor’s Financial Services, LLC or Fitch Ratings) and have $250 million or more of outstanding face value;

•        the Fixed Income Index that is the Barclays U.S. MBS Index comprises agency mortgage-backed pass-through securities (both fixed-rate and hybrid adjustable-rate mortgage) guaranteed by Ginnie Mae (GNMA), Fannie Mae (FNMA), and Freddie Mac (FHLMC); and

•        the Fixed Income Index that is the Markit iBoxx USD Liquid High Yield Index comprises  US dollar-denominated, high yield corporate bonds through a broad coverage of the US dollar high yield liquid bond universe.

		Bloomberg Ticker		Bloomberg Ticker
	Fixed Income	of the Fixed Income	Fixed Income	of the Fixed Income
Fixed Income Asset	Asset Index	Asset Index	Asset ETF	Asset ETF

U.S. 20+ Year Treasury Bonds	Barclays U.S. 20+ Year Treasury Bond Index	LT11TRUU <Index>	iShares® 20+ Year Treasury Bond ETF	TLT UP Equity

U.S. Investment-Grade Mortgage-Backed Pass- Through Securities	Barclays U.S. MBS Index	LUMSTRUU <Index>	iShares® MBS ETF	MBB UP Equity

U.S. High Yield Corporate Bonds	Markit iBoxx USD Liquid High Yield Index	IBOXHY <Index>	iShares® iBoxx $ High Yield Corporate Bond ETF	HYG UP Equity

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Certain Risk Considerations

Some of the risks related to the Index are described below. Before investing in any security or product linked to the Index (a “Structured Investment”), investors should read the relevant offering documentation for a detailed explanation of the terms, risks, tax treatment and other relevant information of the investment. You are urged to consult your own financial, tax and legal advisors before investing in any Structured Investment.

The Index May Not Be Successful and May Underperform Alternative Investment Strategies

There can be no assurance that the Index will achieve positive returns. The Index tracks a dynamic notional portfolio selected from a universe of Index Components, while targeting a portfolio volatility of 5%. The Index seeks to track a portfolio constructed from the Index Components that is determined by the Index methodology to have the highest expected return, subject to certain weighting constraints and other conditions, without the portfolio exceeding the target volatility of 5%. There can be no assurance, however, that a notional investment in the Index Portfolio tracked by the Index will perform better than an investment in the Index Components selected based on different criteria or using any other methodology. It is possible that the Index Components selected at any time for inclusion in the Index will decrease and cause the level of the Index to fall, or to increase at a lesser rate, than if different Index Components had been chosen for inclusion in the Index.

The Index May Not Be Fully Invested in the Index Components

If the aggregate weight of the Index Components in the portfolio selected by the Index is not 100%, the Index Portfolio will allocate exposure to a cash position that will earn no return. In addition, the Index adjusts its notional exposure to the Index Portfolio in an attempt to maintain a historical volatility for the Index equal to approximately the target volatility of 5%, subject to a maximum notional exposure to the Index Portfolio of 150% and a minimum exposure of 0%. If the Index’s notional exposure to the Index Portfolio is less than 100%, the difference will be notionally uninvested and will earn no return. As a result, the Index may underperform a similar index that provides 100% exposure to the Index Components.

The Deduction of Notional Financing Costs and an Index Fee Will Adversely Affect Index Performance

For the excess return version of the Index, the level of each Index Component is based on a notional investment in that Index Component minus a borrowing cost represented by the Cash Rate. Accordingly,  each Index Component will underperform the total return performance of the corresponding exchange-traded fund. In addition, the performance of the Index will be reduced by the daily deduction of a fee of 0.50% per annum. As such, the Index performance will trail that of a hypothetical, identically constituted index from which no such cost is deducted.

The Index May Not Achieve Its Target Volatility of 5% and Target Volatility May Reduce the Appreciation Potential of the Index

The Index seeks to maintain a target volatility level of 5% by employing a volatility targeting mechanism based on the historical volatility of the Index Portfolio to dynamically adjust its exposure to the Index Portfolio at any given time. There can, however, be no assurance that historical trends in volatility will continue in the future. Accordingly, there is no assurance that this volatility targeting mechanism will be the most effective way to (i) accurately assess volatility of the market at a given time or (ii) predict patterns of volatility. As a result, the Index may not achieve its target volatility of 5% at any time, which may adversely impact the level of the Index. In addition, the volatility targeting feature of the Index may cause the Index to reduce its exposure to the Index Portfolio in periods of high volatility, even if the Index Portfolio is generally performing positively. The performance of the Index may be negative or less positive than the performance of the Index Portfolio during such periods.

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The Index Has a Very Limited Operating History and May Perform in an Unanticipated Manner

The Index was launched on [ ], 2015 and therefore has a very limited operating history. A longer history of actual performance may be helpful in providing more reliable information on which to assess the validity of the methodology that the Index uses as the basis for an investment decision. Past performance should not be considered indicative of future performance.

The Index Is Not Actively Managed

The Index operates by pre-determined rules, as described above. There will be no active management of the Index to enhance returns or limit losses. An actively managed investment may potentially respond more directly and appropriately to immediate market, political, economic, financial or other factors than the non-actively managed Index.

The Index Is Composed of Notional Assets and Liabilities

The exposure to Index Components that compose the Index at any given time are purely notional and will exist solely in the records maintained by or on behalf of the index sponsor. There is no actual portfolio of assets to which any person or entity is entitled or in which any person or entity has any ownership interest. Consequently, no person or entity will have any claim against any of the Index Components that compose the Index at any time.

Credit of Issuer

The types of Structured Investments mentioned in this document are senior unsecured obligations of the issuer, Barclays Bank PLC or Barclays Bank Delaware, as the case may be, and are not, either directly or indirectly, an obligation of any third party (except to the extent that insurance from the Federal Deposit Insurance Corporation is applicable to Structured Investments issued by Barclays Bank Delaware).

Any payment to be made on the Structured Investments, including any payment of principal, depends on the ability of Barclays Bank PLC or Barclays Bank Delaware, as the case may be, to meet its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC or Barclays Bank Delaware, as the case may be, may affect the market value of the Structured Investments. In the event Barclays Bank PLC or Barclays Bank Delaware, as the case may be, were to default on its obligations, you may not receive the amounts owed to you under the terms of the Structured Investments.

No rights to the Reference Asset

As a holder of the Structured Investments, you will not have any rights (including any voting rights or rights to receive cash dividends or other distributions) that the holders of any component of the Index would have.

Limited Liquidity

You should be willing to hold the Structured Investments to maturity. There may be little or no secondary market for the Structured Investments. Barclays Capital Inc. or other affiliates of Barclays Bank PLC or Barclays Bank Delaware, as the case may be, intend to make a secondary market in the Structured Investments. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in the Structured Investments. If you sell Structured Investments prior to their maturity, you may have to sell them at a substantial loss.

Certain Built-in Costs Are Likely to Adversely Affect the Value of Structured Investments Prior to Maturity

The original issue price of the Structured Investments includes the agent’s commission and the cost of hedging the issuer’s obligations under the Structured Investments. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Barclays Capital Inc. or other affiliates of Barclays Bank PLC or Barclays Bank Delaware, as the case may be, will be willing to purchase Structured Investments from you in secondary market transactions may be lower than the original issue price, and any sale prior to the maturity date of the Structured Investment could result in a substantial loss to you.

Your Own Evaluation of the Merits

In connection with any purchase of a Structured Investment, you are urged to consult your own financial, tax and legal advisors as to the risks involved in an investment in the product and to investigate the reference asset and not rely on our views in any respect. You should make a complete investigation as to the merits of an investment in a Structured Investment before investing.

Market Risk

The return, if any, on Structured Investments is dependent on the performance of the Index. Thus, changes in the level Index will determine the amount payable on the Structured Investment. Unless your Structured Investment is fully principal protected (in which case, all payments on the Structured Investment are subject to the credit risk of Barclays Bank PLC or Barclays Bank Delaware, as the issuer), if the level, value or price of the reference asset declines, you may lose some or all of your investment at maturity.

Price Volatility

Movements in the level of the Index and the components of the Index are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether the level of the Index or the prices of the components of the Index will rise or fall during the term of the Structured Investments. Changes in the level of the Index and the prices of the components of the Index

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will determine the payment on the Structured Investments. Therefore, you may receive less, and potentially substantially less, than the amount you initially invested in the Structured Investments if the level of the Index declines. Unless your Structured Investment is fully principal protected (in which case, all payments on the Structured Investment are subject to the credit risk of Barclays Bank PLC or Barclays Bank Delaware, as the issuer), you should be willing and able to bear the loss of some or all of your investment.

Many Unpredictable Factors, Including Economic and Market Factors, Will Impact the Value of the Structured Investments

In addition to the level, value or price of the reference asset on any day, the market value of the Structured Investments will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•        the expected volatility of the reference asset or its underlying components;

•        the time to maturity of the Structured Investments;

•        interest and yield rates in the market generally;

•        a variety of economic, financial, political, regulatory or judicial events;

•        supply and demand for the Structured Investments; and

•        the creditworthiness of the issuer, including actual or anticipated downgrades in the credit ratings of the issuer.

Potential Conflicts of Interests

Barclays Bank PLC or Barclays Bank Delaware, as the case may be, or one of its affiliates could serve as the calculation agent for the Structured Investments. The calculation agent will make determinations related to the Structured Investments, including calculating the amounts payable to you under the Structured Investments and making judgments related to the levels, values, prices or any other affected variable under certain circumstances. Conflicts of interest may arise in connection with Barclays Bank PLC or Barclays Bank Delaware, as the case may be, or its affiliates performing the role of calculation agent under the Structured Investment.

Barclays Bank PLC is the owner of the intellectual property and licensing rights relating to the Index, and an affiliate of Barclays Bank PLC is the index sponsor. The index sponsor is responsible for the composition, calculation and maintenance of the index and has the discretion in a number of circumstances to make judgments in connection with the composition, calculation and maintenance of the Index. The exercise of this discretion may present the index sponsor with significant conflicts of interest in light of the fact that Barclays Bank PLC or Barclays Bank Delaware, as the case may be, is the issuer of the Structured Investments. The index sponsor has no obligation to take the needs of any buyer, seller or holder of the Structured Investments into consideration at any time.

In addition, Barclays Bank PLC or Barclays Bank Delaware, as the case may be, and its affiliates play a variety of roles in connection with the issuance of the Structured Investments, including hedging its obligations under the Structured Investments. In performing these duties, the economic interests of Barclays Bank PLC and its affiliates are potentially adverse to your interests as an investor in the Structured Investments.

Barclays Trailblazer Sectors 5 Index | 10

Trademark and Index Disclaimers

Barclays Trailblazer Sectors 5 Index is a trademark of Barclays Bank PLC.

Neither the Barclays Bank PLC (the “Index Owner”) nor Barclays Risk Analytics and Index Solutions Limited (the “Index Sponsor”) guarantees the accuracy and/or completeness of the Index, any data included therein, or any data on which it is based, and neither the Index Owner nor the Index Sponsor will have any liability for any errors, omissions, or interruptions therein.

Neither the Index Owner nor the Index Sponsor makes any warranty, express or implied, as to the results to be obtained from the use of the Index. The Index Owner and the Index Sponsor make no express or implied warranties, and expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein. Without limiting any of the foregoing, in no event will the Index Owner or the Index Sponsor have any liability for any lost revenues or profits (whether direct or indirect) or for any special, punitive, indirect or consequential damages, even if notified of the possibility of such damages.

None of the Index Owner, the Index Sponsor, any of their respective affiliates or subsidiaries and any of the respective directors, officers, employees, representatives, delegates or agents of any of the foregoing entities will have any responsibility to any person (whether as a result of negligence or otherwise) for any determination made or anything done (or omitted to be determined or done) in respect of the Index or publication of the levels of the Index (or failure to publish such value) and any use to which any person may put the Index or the levels of the Index. In addition, although the Index Sponsor reserves the right to make adjustments to correct previously incorrectly published information, including but not limited to the levels of the Index, the Index Sponsor is under no obligation to do so, and the Index Owner and the Index Sponsor will have no liability in respect of any errors or omissions.

Nothing in this disclaimer will exclude or limit liability to the extent such exclusion or limitation is not permitted by law.

Disclaimer

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue - Attn: US InvSol Support, New York, NY 10019.

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